December 1, 2016

Via Edgar Transmission

Mr. Tim Buchmiller

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street N.E.

Washington, D.C. 20549

Re:	Nephros, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2015
Filed March 30, 2016
File No. 001-32288

Dear Mr. Buchmiller:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 29, 2016 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 10-K (the “Form 10-K”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s response set out immediately underneath each comment.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23

1.	Please revise future filings to provide the information required by Regulation S-K Item 201(d).

Response: The Company advises the Staff that the information required by Regulation S-K Item 201(d) is included in Item 12 of the Form 10-K, pages 66-67, in accordance with the requirements of Item 12 of Form 10-K and the Staff’s guidance set forth in Regulation S-K Compliance and Disclosure Interpretations, Question 106.01. In future filings, the Company undertakes to provide the information required by Regulation S-K Item 201(d) and to specifically incorporate by reference into Item 5 any disclosures in Item 12 that are responsive to the requirements of Regulation S-K Item 201(d).

Tim Buchmiller

December 1, 2016

Results of Operations, page 27

2.	Please revise future filings to disclose the extent to which increases in revenues are attributable to increases in prices or to increases in volume or to the introduction of new products. Refer to Item 303(a)(3)(iii) of Regulation S-K. Further, revise future filings to discuss the reasons underlying the decreases in revenues recognized under the Bellco license agreement.

Response: In future filings, the Company undertakes to disclose the extent to which increases in revenues are attributable to increases in prices or to increases in volume or to the introduction of new products. The Company also undertakes to discuss the reasons underlying any decreases in revenues recognized under the Bellco license agreement.

* * *

Please contact the undersigned at (612) 492-7369 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Ms. Heather Percival
Mr. Daron Evans